UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 6K


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

  For the month ended: August 2003   Commission File Number:  000-31168


                                CONDOR GOLD CORP.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

              390 Bay Street, Suite 2020, Toronto, Ontario M5H 2Y2
              -----------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F [X]     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]    No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82.




    ------------------------------------------------------------------------

                                CONDOR GOLD CORP.


                              FINANCIAL STATEMENTS


                                THE PERIOD ENDED

                                 AUGUST 31, 2003













                                CONTENTS
                                Balance Sheet...............................3
                                Statement of Shareholders' Deficit..........4
                                Statement of Earnings.......................5
                                Statement of Cash Flows.....................6
                                Notes to Financial Statements...............7

                      CONDOR GOLD CORP.
                  Consolidated Balance Sheet
                 (Stated in Canadian Dollars)
                       August 31, 2003
                   (prepared by Management)



                                               Period Ended       Year ended
                                              August 31, 2003  November 30, 2002
                                               (unaudited)         (auudited)
                       ASSETS
Current
     Cash                                     $       235         $    24,804
     Notes Receivable                             143,333
Fixed Assets, Net                                  18,187
Properties, Net                                 5,708,572           5,498,572
Deferred Expenses                                 187,500
                                              -----------         -----------
                                              $ 6,057,827         $ 5,523,376
                                              ===========         ===========
                       Liabilities

Current Liabilities
     Accounts Payable                         $   341,113         $   203,409
     Deposits                                     200,000             100,000
     Advances from related parties                405,700             533,678
                                              -----------         -----------
                                                  946,813             837,087

     Notes payable                              2,100,327             554,000

                                              -----------         -----------
                                                3,047,140           1,391,087
                                              -----------         -----------

                       SHAREHOLDERS' EQUITY

Share Capital                                   7,840,171           7,259,171

Deficit                                        (4,829,484)         (3,126,882)
                                              -----------         -----------
                                                3,010,687           4,132,289

                                              $ 6,057,827         $ 5,523,376
                                              ===========         ===========


   The accompanying notes are an integral part of these financial statements.

                                CONDOR GOLD CORP.
                 Consolidated Statement of Shareholders' Deficit
                          (Stated in Canadian Dollars)
                      For the Period Ended August 31, 2003
                            (prepared by Management)



                                     Month Period Ended          9 Month Period Ended
                                August 31       August 31     August 31      August 31
                                   2003            2002          2003           2002
                                -----------    -----------    -----------    -----------
                                (unaudited)     (unaudited)   (unaudited)    (unaudited)

Deficit - beginning of period   $(4,404,967)   $  (323,155)   $(3,126,882)   $  (125,129)

Net loss for the period            (424,517)      (523,708)    (1,702,602)      (721,734)
                                -----------    -----------    -----------    -----------

Deficit - end of period         $(4,829,484)   $  (846,863)   $(4,829,484)   $  (846,863)
                                ===========    ===========    ===========    ===========


   The accompanying notes are an integral part of these financial statements.


                                CONDOR GOLD CORP.
                  Consolidated Statement of Earnings & Expenses
                          (Stated in Canadian Dollars)
                      For the Period Ended August 31, 2003
                            (prepared by Management)


                                3 Month Period Ended          9 Month Period Ended
                              August 31      August 31      August 31      August 31
                                 2003           2002           2003          2002
                             -----------    -----------    -----------    -----------
                              (unaudited)    (unaudited)    (unaudited)   (unaudited)

Expenses
General and administrative   $   202,337    $    13,395    $   538,928    $    21,875
Consulting fees                   12,000         10,300        105,563         15,300
Exploration                      133,869        435,106        744,471        515,397
Management fees                   30,000         25,274         90,000         65,467
Professional fees                 44,667         37,943        210,651         83,719
Miscellaneous                      1,644          1,690         12,989         19,976
                             -----------    -----------    -----------    -----------
                                 424,517        523,708      1,702,602        721,734

Net Loss                     $  (424,517)   $  (523,708)   $(1,702,602)   $  (721,734)
                             ===========    ===========    ===========    ===========



   The accompanying notes are an integral part of these financial statements.

                                CONDOR GOLD CORP.
                      Consolidated Statement of Cash Flows
                          (Stated in Canadian Dollars)
                      For the Period Ended August 31, 2003
                            (prepared by Management)


                                                    3 Month Period Ended          9 Month Period Ended
                                                  August 31      August 31      August 31      August 31
                                                    2003           2002            2003           2002
                                                 -----------    -----------    -----------    -----------
                                                 (unaudited)    (unaudited)    (unaudited)    (unaudited)

Cash Flows from Operating Activities
      Net loss                                   $  (424,517)   $  (523,708)   $(1,702,602)   $  (721,734)
      Adjustments to reconcile net loss to net
      Increase in accounts payayble
                   and accrued liabilities           243,785         86,325        153,198        170,571
                                                 -----------    -----------    -----------    -----------
                                                    (180,732)      (437,383)    (1,549,404)      (551,163)
                                                 -----------    -----------    -----------    -----------

Cash Flows from Investing Activities
      Purchase of fixed Assets                        (3,078)          --          (18,187)          --
      Investment in mining properities                  --          (62,500)      (210,000)      (212,500)
                                                 -----------    -----------    -----------    -----------
                                                      (3,078)       (62,500)      (228,187)      (212,500)

Cash Flows from Financing Activities
      Proceeds from issuance of common shares           --          427,450        581,000        503,050
      Proceeds from notes payable                    143,333      1,200,000
      Proceeds from related parties                     --           83,375       (127,978)        35,941
      Proceeds from Deposits                            --             --          100,000        100,000
                                                 -----------    -----------    -----------    -----------
                                                     143,333        510,825      1,753,022        638,991

                                                 -----------    -----------    -----------    -----------
Net (Drecease) Increase in Cash                      (40,477)        10,942        (24,569)      (124,672)

Cash beginning of year                                40,712            436         24,804        136,050
                                                 -----------    -----------    -----------    -----------

Cash - end of period                             $       235    $    11,378    $       235    $    11,378
                                                 ===========    ===========    ===========    ===========



   The accompanying notes are an integral part of these financial statements.

                                Condor Gold Corp.
                    Notes to the Interim Financial Statements
                 For the Nine Month Period Ended August 31, 2003
                      (Unaudited - prepared by management)

Readers are cautioned that these statements may not be appropriate for their purposes.

1.       Nature of Business

         Condor Gold Corp. (formerly Ripped Canada Artists Inc.) (herein the "Company") was duly incorporated in the province of Ontario on June 19, 1997, under the Business Corporations Act (Ontario). The company is engaged in the exploration and development of gold and diamond properties.

2.       Significant Accounting Policies

         Management in accordance with generally accepted accounting principles in Canada has prepared the financial statements of the Corporation. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements, in management's opinion, have been properly prepared using careful judgment with reasonable limits of materiality. These interim financial statements do not contain all disclosures required under generally accepted accounting principles for annual financial statements and should therefore be read in conjunction with the most recent annual financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.

         The Company has suffered operating losses during the current year and has a negative working capital and a net capital deficiency that raises doubt as to its ability to continue as a going concern. Management expects that the Company will be in a position to obtain the working capital financing required to support its business operations. The Company's continued existence as a going concern is dependent upon its ability to attain and maintain profitable operations and to obtain the necessary financing.

         Unit of Measurement

         Canadian currency is being used as the unit of measurement in these financial statements.

         Use of Estimates

         In preparing the company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates.

                                Condor Gold Corp.
                    Notes to the Interim Financial Statements
                 For the Nine Month Period Ended August 31, 2003
                      (Unaudited - prepared by management)

         Mineral Exploration Properties and Revenue Recognition

         Property acquisition costs are capitalized until the property to which they relate is placed into production, sold, abandoned or management determines that there has been an impairment in value. As at August 31, 2003, there has not been any production at any of the properties. Exploration expenditures are expensed as incurred.

3.       Properties

                                                   August 31, 2003                       November 31, 2002
                                                   ---------------                       -----------------
                                                               Accumulated                            Accumulated
                                               Cost           Amortization            Cost           Amortization
                                            ----------        ------------         ----------        ------------
         Exploration Properties             $5,708,572             -0-             $5,498,572             -0-
         Net Carrying Amount                     --            $5,708,572               --            $5,498,572

4.       Advances from Related Parties

         Advances due to related parties are payable either to shareholders or to private companies which are owned by shareholders who may be officers and/or directors of the Company. The amounts payable are non-interest bearing and have no specified terms of repayment.

5.       Common Stock

         Common Stock at no par value
         Unlimited shares authorized

                               Issued                         Number of Shares                 $ Value
                               ------                         ----------------               ------------
         Balance beginning of period                               63,237,200                $ 7,259,171
         Issued during period                                       9,100,000                $   581,000
         Balance at end of period                                  72,337,200                $ 7,840,171

6.       Subsequent Events
         On September 5, 2003 acquired an aggregate of 20,452,000 common shares of VHS Network Inc.(VHS) This is a change in control as it represents 54% of the issued and outstanding shares of VHS. The Company intends to change the business operations of VHS to a resource exploration and development company.

                                   SIGNATURES
--------------------------------------------------------------------------------
In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            CONDOR GOLD CORP.



Date October 28th, 2003                      /s/ Alexander G. Stewart
                                            ------------------------------------
                                             (Signature)*  Alexander G. Stewart
                                             Chief Executive Officer







Date October 28th, 2003                     /s/ L. Kirk Boyd
                                            -----------------------------
                                            (Signature)* L. Kirk Boyd
                                            Chief Financial Officer








*Print the name and title of each signing officer under his signature.




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